UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PACHOLDER HIGH YIELD FUND, INC.

(Name of Subject Company (Issuer))

Auction Rate Cumulative Preferred Stock, Series W, Par Value $.01

(Title of Class of Securities)

CUSIP No. 693742207

(CUSIP Number of Class of Securities)

Frank J. Nasta

270 Park Avenue

New York, NY 10017

877-217-9502

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Goldberg

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-8740

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
41,065,000(a)	4,135.25(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,720 shares in the offer, based upon a price of 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share)
(b)	Calculated as $100.70 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Items 1 through 9 and Item 11.

This Issuer Tender Offer Statement on Schedule TO is filed by Pacholder High Yield Fund, Inc., a Maryland corporation, (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, $0.01 par value and a liquidation preference of $25,000 per share, designated Auction Rate Cumulative Preferred Stock, Series W (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2016 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The price to be paid for the Preferred Stock is an amount per share equal to 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share) in cash, plus any unpaid dividends accrued through April 13, 2016, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.	Financial Statements.

(a) The information set forth in the Offer to Purchase under Section 10 (“Financial Information”) is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 11, 2016

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(vi)	Form of Notice of Withdrawal

(a)(5)	Press release announcing the intention to conduct the Tender Offer, issued on February 12, 2016 (filed as exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

(a)(6)	Press release announcing the commencement of the Tender Offer, issued on March 11, 2016

(d)(i)	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P. and RiverNorth Institutional Partners, L.P. (filed as exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

(d)(ii)	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc. and Morgan Stanley & Co. LLC (filed as exhibit 10.2 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACHOLDER HIGH YIELD FUND, INC.

Date: March 11, 2016	By:	/s/ Laura Del Prato
		Name:	Laura Del Prato
		Title:	Treasurer and Principal Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 11, 2016

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders, dated March 11, 2016

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(vi)	Form of Notice of Withdrawal

(a)(5)	Press release announcing the intention to conduct the Tender Offer, issued on February 12, 2016 (filed as exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

(a)(6)	Press release announcing the commencement of the Tender Offer, issued on March 11, 2016

(d)(i)	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P. and RiverNorth Institutional Partners, L.P. (filed as exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

(d)(ii)	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc. and Morgan Stanley & Co. LLC (filed as exhibit 10.2 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).